

Mail Stop 6010

February 29, 2008

<u>VIA U.S. MAIL and FACSIMILE (949) 428-8515</u>

Domonic J. Carney
Chief Financial Officer
Composite Technology Corporation
2026 McGaw Avenue
Irvine, CA 92614

> **RE: Composite Technology Corporation**
> **Form 10-K for the fiscal year ended September 30, 2007**
> **Filed December 14, 2007**
> **Form 10-Q for the fiscal quarter ended December 31, 2007**
> **File No. 000-10999**

Dear Mr. Carney:

We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Overview, page 30

1.   We see that you present Cable segment operating profits excluding non-cash charges. It appears that this is a non-GAAP measure. Please tell us how the non-GAAP measure complies with Item 10(e) of Regulation S-K. If the disclosures are intended to be a measure of segment profit or loss, please tell us why the disclosure is not consistent with the SFAS 131 disclosures in Note 19 of the audited financial statements. Please refer to Question 19 and 20 of the SEC's Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003. Notwithstanding the foregoing, in future filings in which non-GAAP measures are provided, please clearly label the measure as non-GAAP and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Critical Accounting Policies and Estimates, page 34

2.   We note that your key estimates relate to accounts receivable inventory, stock-based compensation, goodwill, intangible assets, and your warranty, retrofit and availability provisions. Please tell us why you did not provide a discussion of the effect of your critical accounting policies applied, the judgments made in their application, and the likelihood of materially different reported results if different assumptions or conditions were to prevail. Please refer to FR-60.

Contractual Obligations and Commitments, page 41

3.   Please tell us whether you have any purchase commitments that should be reflected in the contractual obligations table. We see from page 66 that you have supply agreements. Please also tell us why you have not reflected any amounts for the item "Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP" consistent with Item 303(a)(5) of Regulation S-K.

Consolidated Financial Statements, page 44

Consolidated Balance Sheets, page 48

4.   In future filings, please revise to separately present goodwill and intangible assets within the consolidated balance sheet, as required by paragraphs 42 and 43 of SFAS 142.

Note 1. Organization and Significant Accounting Policies, page 55

Revenue Recognition, page 55

5.   We note your disclosure that you expect the terms of most cable sales 'generally' will not contain "provisions that will obligate [you] to provide additional products or services after installation to end users." We also note that you "do not anticipate recognizing revenue on products provided to distributors unless the title to the product has been transferred and no right of return exists."

        ·   Please tell us and revise future filings to discuss the actual terms of your historical sales and the accounting policies applied as opposed to the terms that you may expect in future sales.
        ·   If you expect significant changes in future sales, then please tell us what consideration you gave to providing additional disclosure in MD&A related to your sales.
        ·   Please tell us and disclose in future filings when you record revenues on sales to distributors and why.

6.   Regarding revenues for cable related products, please tell us why shipment is the appropriate point to recognize revenue. We reference your disclosure that the terms of sale do not generally obligate you to provide additional products or services after installation to users. Please explain why revenue from cable related products should not be deferred until installation occurs. Additionally, tell us and disclose in future filings whether there are rights of return or other provisions that would preclude revenue recognition at shipment.

7.   For turbine sales, please tell us and disclose in future filings when you recognize revenue for the contracted turbine value reduced by the value of the warranty portion when shipped instead of when the turbine has been erected. In your response, please discuss your consideration of SAB Topic 13.A.3.b and c.

8.   We reference your accounting for costs of service revenue such that costs of uncompleted work for maintenance or repairs activity is capitalized and expensed upon completion. Please tell us why the expense should not be recognized as incurred consistent with paragraph 4 of FTB 90-1.

9.   Further, please tell us how you considered paragraph 5 of FTB 90-1 wherein you should recognize a loss on extended warranty or product maintenance contracts if the sum of expected costs of providing services under the contracts and unamortized acquisition costs exceeds related unearned revenue.

10.   We note from page 36 that the net cost of providing warranties and related retrofit and availability liability accruals are recognized as cost of service revenue. Please tell us why you refer to a net cost or impact. Further please tell us why you classify these costs within cost of service revenue. Discuss where the related revenues are recorded. For example, discuss where you classify warranty costs related to the warranty services included with your turbine sales.

11.   Please tell us and disclose in future filings the contract elements that permit separate revenue recognition under EITF 00-21 and describe how they are distinguished. Please tell us and disclose in future filings how contract revenue is allocated among the elements. Since the services are sometimes sold with products, please explain how deferring only the service revenues when you cannot allocate the contract fee are consistent with paragraphs 10 – 16 of EITF 00-21.

Note 7. Property and Equipment, page 65

12.   We see from page 6 that you have demonstration equipment. If significant, please tell us and disclose in future filings how you account for demonstration equipment, including circumstances in which you may sell demonstration equipment. Additionally, please disclose in future filings if significant the amount of demonstration equipment included in fixed assets, the useful life, and classification of deprecation.

Note 8. Goodwill and Intangible Assets, page 65

13.   Please tell us how your policy of evaluating impairment "at least annually, *normally* at year-end" complies with paragraph 26 of SFAS 142 which requires that the test for evaluating goodwill impairment be performed at the same time every year.

14.   Regarding the sale of the majority interest of your services organization during fiscal year 2007, please address the following comments:

·   Please tell us how you applied the relative value method to assign goodwill to the variable interest entity and whether and how you considered paragraph 36 of SFAS 142.
·   Please tell us and disclose in future filings the facts and circumstances that happened between the date you allocated goodwill to the variable interest entity and September 30, 2007 which caused the goodwill to become impaired, consistent with paragraph 47(a) of SFAS 142.
·   Please tell us how determining that the likelihood of recovery of the service related goodwill was "remote" complies with the guidance in paragraphs 19 – 21 of SFAS 142 in determining whether impairment of goodwill exists.

Mr. Carney
Composite Technology Corporation
February 29, 2008
Page 5

· Please tell us and revise future filings to disclose the method of
determining the fair value of the reporting unit consistent with paragraph
47(b) of SFAS 142.

Note 10. Turbine Warranties and product Guarantees, page 67

15. Please tell us and revise future filings to disclose all of the significant assumptions
used in accounting for the warranty and product guaranty contingencies, material
changes in the contingency and reasonably likely uncertainties that may affect the
contingency.

16. We note that under your availability guarantees you reimburse the customer for
"the lost value of the power shortfall." Please tell us and disclose in future filings
how the value is determined under the contract. Please clarify whether the value
is fixed or variable per unit and whether or not there is any cap on the amount of
the guarantee.

17. Further, please tell us and disclose in future filings how you determined the
amount of the liability. We note that your current disclosure only addresses how
you determine the unit deficiency and not how you determine the value of those
units. Include in this discussion how the company determines value for
"estimates of future availability penalties."

18. Please provide us with your analysis of whether or not contracts with this
guarantee meet the fixed and determinable criteria under SAB Topic 13.A. In this
regard, please tell us why you believe that you can make reasonable and reliable
estimates of your guarantee discussing the estimates for both the unit value and
the dollar value of the guarantee.

19. Please show us and in future filings disclose a tabular reconciliation of the
changes in your aggregate product warranty liability showing the aggregate
reductions in that liability for payments made (in cash or in kind) under the
warranty, the aggregate changes in the liability for accruals related to product
warranties issued during the reporting period, and the aggregate changes in the
liability for accruals related to preexisting warranties (including adjustments
related to changes in estimates), consistent with paragraph 14(b) of FIN 45.

Note 12. Debt and Notes Payable, page 68

20. We note that in February 2007 you issued senior convertible notes.

· Please tell us how you applied the guidance in EITF Issue 00-19 in
evaluating whether the various features of your convertible notes,
including for example, the conversion feature, the interest rate reset

feature, etc., are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. In this regard, it appears that this note may not meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19 since the note has a feature wherein the conversion price is reset if you issue shares at a price less than the fixed conversion price in the note. Please provide us with your analysis of each of these features under paragraphs 12-32 of EITF 00-19.

· In addition, please address whether the warrants should be recorded as liabilities and accounted for as a derivative under SFAS 133. It appears that the warrants issued in connection with the convertible debt are also subject to the same exercise price reset provisions.

21. We see that you recorded a debt discount for a cash financing fee of 6%, warrants issued for financing fees, and for legal fees related to financing. Please note that underwriting, legal, and other direct costs incurred in connection with the issuance of debt should be presented as a deferred charge and not as a reduction in the carrying amount of the debt. Please advise. Please also refer to EITF Issue No. 95-13 for the appropriate classification of cash paid for debt issue costs in the Statement of Cash Flows.

22. We note that you "determined that an additional discount of $4,681,714 should be recorded for the value of the beneficial conversion feature which was calculated based on the relative fair values of the conversion features and the warrants." Please respond to the following:

· Please tell us and disclose in future filings the valuation of the warrants issued with the debt.
· Please tell us and disclose in future filings how you classified the warrants and why. For example, if true you could state that you reviewed the terms of the warrants under EITF 00-19 and determined that they were properly classified within shareholder's equity.
· Please tell us and disclose in future filings how you allocated the proceeds from the sale of the debt and warrants to each component and tell us why. Since the proper method of allocation under U.S. GAAP is dependent upon the classification of the warrants as well as whether there are any embedded derivatives in the debt that must be bifurcated and accounted for under SFAS 133, your response should address all relevant factors in your determination of the proper allocation.
· Please tell us and disclose in future filings the amount of the beneficial conversion feature.
· Please also tell us why you used a relative fair value method for determining the beneficial conversion feature and not intrinsic value as required by Issue 1 of EITF 00-27.

Note 19. Segment Information, page 84

23.   We reference the disclosure that corporate costs are reflected in the CTC Cable
        Segment for fiscal years 2007 and 2006 since prior to June 30, 2006, the company
        operated under one segment and allocated all corporate costs to the CTC Cable
        Segment. Please tell us how this approach complies with paragraph 34 of SFAS
        131 which states that when the composition of reportable segments change, the
        corresponding information for earlier periods should be restated unless it is
        impracticable to do so.

24.   As a related matter, please also disclose in future filings the composition of the
        amounts allocated to "corporate," as required by 32 of SFAS 131.

25.   In future filings, to the extent applicable, please provide the disclosures required
        by paragraphs 38 and 39 of SFAS 131.

Item 9A. Controls and Procedures, page 86

26.   We see where you have identified multiple material weaknesses during your
        review of internal control structure under Sarbanes-Oxley Section 404. However,
        we do not see where you have concluded whether your internal control over
        financial reporting is effective. Please revise as appropriate.

Form 10-Q for the fiscal quarter ended December 31, 2007

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 22

27.   We see that you present non-GAAP earnings before interest, depreciation &
        amortization, and SFAS 123R stock compensation charges (EBITDAS). Please
        tell us how you believe you have complied with Question 2 of SAB Topic 14F
        and the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP
        Measures dated June of 2003. In this regard, we do not see where you have
        reconciled EBITDAS to net income or provided the disclosures discussed in the
        FAQ.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your response that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3604 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant